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                                                               Exhibit 18

                    [LOGO OF ARTHUR ANDERSEN APPEARS HERE]



                                                 ------------------------------
May 29, 1996                                     Arthur Andersen LLP

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Dairy Mart Convenience Stores, Inc.              One Financial Plaza
One Vision Drive                                 Hartford CT 06103-2699
Enfield, CT 06082                                860 280 0500




Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 30, 1994, the Company changed the rate used to discount its self insurance reserves. Prior to this date, the Company has used its incremental borrowing rate for purposes of discounting the insurance reserves. Effective January 30, 1994, the Company began using a "risk free rate of return" to discount these liabilities.

This change of method was deemed appropriate by the Company as the risk free rate of return is a better indicator of the rate which would be used by a third party to settle the liabilities being discounted and, therefore, represents a better estimate of the fair value of these Liabilities. In addition, in a speech given by Jeffery A. Swormstedt, Professional Accounting Fellow, at the Twenty-First Annual National Conference on Current SEC Developments dated January 11, 1994, this method of discounting liabilities was recommended.

Based upon the reasons stated for the change and our discussions with you, we are of the opinion that the Company's change in accounting is to a preferable method of accounting under the circumstances. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


Arthur Andersen LLP